UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2024.
____________________________________
Commission File Number: 001-40627
SOPHiA GENETICS SA
(Exact name of registrant as specified in its charter)
La Pièce 12
CH-1180 Rolle
Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

SIGNATURE
This Report on Form 6-K (other than Exhibit 99.3 hereto), including Exhibits 99.1 and 99.2 hereto, shall be deemed to be incorporated by reference into the registration statement on Form F-3 (Registration No. 333-266704) of SOPHiA GENETICS SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOPHiA GENETICS SA
Date: May 7, 2024

	By:	/s/ Daan van Well
	Name:	Daan van Well
	Title:	Chief Legal Officer
EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited interim condensed consolidated financial statements as of and for the three months March 31, 2024
99.2	Management’s discussion and analysis of financial condition and results of operations
99.3	Press Release dated May 7, 2023
99.4	Credit agreement between Perceptive Credit Holdings IV, LP and SOPHiA GENETICS SA
99.5	Warrant certificate